EXHIBIT 2

Notice Regarding Abolition of the Retirement Allowance Plan for Directors and Introduction of Stock Compensation-Type Stock Options

TOKYO, May 26, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced that IIJ's Board of Directors today resolved (i) to make a proposal at IIJ's 19th Ordinary General Meeting of Shareholders to be held on June 28, 2011 in Tokyo to abolish the retirement allowance plan for Directors and to introduce stock compensation-type stock options for Directors, and (ii) to introduce stock-compensation-type stock options for Executive Officers of IIJ, as indicated below.

1. Abolition of the retirement benefits for Directors

The retirement allowance for Directors (excluding Part-time Directors and Outside Directors, and hereinafter, "Directors") will be abolished upon the closing of IIJ's 19th Ordinary General Meeting of Shareholders to be held on June 28, 2011. For those Directors who will continue to hold their office after the Ordinary General Meeting of Shareholders, the payment of retirement allowance upon abolition of the plan to such Directors will be granted in consideration of their services during their term of office up to the closing of the meeting, and payment will be made after their retirement. Such payment of retirement allowance for Directors will be proposed to IIJ's 19th Ordinary General Meeting of Shareholders to be held on June 28, 2011.

2. Introduction of Stock Compensation-Type Stock Options

Stock compensation-type stock options (which is a stock acquisition right entitling its holder to acquire shares upon the exercise of a stock acquisition right at an exercise price of one (1) yen per share) will be allocated to Directors and Executive Officers of IIJ as a substitution for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long-term continuous business performance and corporate value. With respect to stock compensation-type stock options for Directors, a proposal for remuneration by stock acquisition rights will be submitted to IIJ's 19th Ordinary General Meeting of Shareholders to be held on June 28, 2011.

Details of stock compensation-type stock options to be allocated to Directors are as described in the attachment.

This document is prepared to announce specific facts relating to the abolition of the retirement allowance plan for Directors of IIJ and the introduction of stock compensation-type stock options for Directors and Executive Officers of IIJ, and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

(Attachment)

Details of the Stock Compensation-Type Stock Options to be Allocated to Directors

1. Class and number of shares to be issued upon the exercise of stock acquisition rights

The class of shares to be issued upon exercise of stock acquisition rights shall be common stock of IIJ. The number of shares to be issued upon exercise of each stock acquisition right (hereinafter referred as "Number of Shares Granted") shall be one (1).

In the case that IIJ carries out a stock split, allotment of stock of IIJ to its shareholders without any consideration, share consolidation or the like that makes it necessary to adjust the Number of Shares Granted, IIJ may make appropriate adjustment to the Number of Shares Granted within a reasonable range.

2. Maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be allocated within one year after the date of the Ordinary General Meeting of Shareholders in each fiscal year is 600.

3. Amount to be paid upon allocation of each stock acquisition rights

The amount to be paid upon allocation of each stock acquisition right shall be determined by the Board of Directors of IIJ, and shall be the fair value of the stock acquisition right as calculated using the Black-Scholes model based upon various conditions including the market value of IIJ's stock on the allocation date of the stock acquisition right.

This amount shall be offset by the remuneration claims against IIJ in lieu of monetary payment, pursuant to the provisions of Article 246, Paragraph 2 of the Company Law.

4. Value of assets to be contributed upon exercise of stock acquisition rights

The value of assets to be contributed upon exercise of stock acquisition rights shall be determined by multiplying the price to be paid per share upon exercise of each stock acquisition right (the "exercise price") by the Number of Shares Granted, and the exercise price shall be one (1) yen.

5. Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors of IIJ, but shall not exceed 30 years from the day immediately following the allocation date of stock acquisition rights.

6. Restrictions on acquisition of stock acquisition rights by transfer

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of IIJ.

7. Conditions for the exercise of stock acquisition rights

a) A person granted the stock acquisition rights may exercise his or her rights only within ten (10) days from the day immediately following the day on which the person loses his or her position as neither Director and an Executive Officer of IIJ, except where the person loses his or her position as a Director or and Executive Officer of IIJ by passing away.

b) If a person granted the stock acquisition rights passes away, his or her heir may exercise such rights according to the conditions for exercising stock acquisition rights by the heir determined at the meeting of the Board of Directors of IIJ resolving the terms of the stock acquisition rights.

c) Matters concerning other conditions for the exercise of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors of IIJ resolving the terms of the stock acquisition rights.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions provider. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:   Yuko Kazama (Ms.) at IIJ Finance Department
Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp
URL: http://www.iij.ad.jp/